Exhibit 99.2

EA Stock Option Exchange

Proposed Program Overview

July 29, 2009

Overview

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On May 7, the Board of Directors authorized a voluntary Exchange Program that would permit eligible employees to exchange certain underwater stock options for a lesser number of restricted stock units to be granted under our 2000 Equity Incentive Plan.

•	The Exchange Program was approved by EA stockholders at our Annual Stockholders Meeting on July 29, 2009.

•	We plan on offering the Exchange Program in October/November for eligible employees. However, the terms of the program are subject to change and will be finalized prior to launch.

Eligibility

•	The Exchange Program will be entirely voluntary.

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All employees worldwide (other than our top 5 executive officers) at the time of launch will be eligible to participate in the exchange. However, we may exclude employees in a few jurisdictions, if local tax or other laws make their participation infeasible or impractical. In addition, the program may be modified to take into account local law restrictions.

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Employees who elect to participate in the Exchange Program may surrender one or more outstanding grants of eligible options and in exchange receive a lesser number of restricted stock units. Restricted stock units are rights to receive shares of common stock on specified future dates when those rights have vested following a required period of employment.

•	Any stock option grants that expire before the launch of the Option Exchange Program will not be eligible for exchange. Stock option grants that have expired cannot be extended.

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Options eligible for the Exchange Program will be those with an exercise price greater than the 52-week high trading price of our common stock on The NASDAQ Global Select Market (measured from the start of the Exchange Program) and a grant date that is at least 12 months prior to the start date of the Exchange Program.

•	Our current expectation is that if we launch the Exchange Program in October/November, option grants with a strike price over $30 will be eligible for this program.

Program Offering and Exchange

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Employees with stock options eligible for exchange will have an election period of at least 20 business days from the start of the Exchange Program in which to determine whether they wish to exchange one or more outstanding grants of eligible options for restricted stock units.

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Your eligible options do not need to be vested in order for you to participate in the offer. However, if you choose to tender a particular outstanding eligible option grant, you must tender the entire eligible option grant, both the vested and unvested portions.

Exchange Ratios

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Each stock option grant will be assigned an exchange ratio based on the grant date and exercise price. The ratios will be determined using the Black-Scholes option valuation model and will provide for the grant of restricted stock units to an employee that will have a value that is approximately equal to the value of the stock options surrendered.

•	The final exchange ratios will be communicated when the program launches, which is currently scheduled for October/November 2009.

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In addition, at the time of launch, we will provide a modeling tool, which will provide the applicable option exchange ratios, in order to allow you to calculate the number of restricted stock units you would receive if you choose to participate in the program.

Vesting

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If you exchange options for restricted stock units, there will be a new vesting schedule, regardless of whether your option grant is fully vested or not. Vesting schedules for the newly issued restricted stock rights will range from a minimum of approximately one year to a maximum of approximately three years, depending on the extent to which the eligible options exchanged were vested prior to their cancellation.

•	If 100% Of Grant Vested, Reset To 1 Year Vesting – 100% After Year 1

•	If => 50% Of Grant Vested, Reset To 2 Year Vesting – 50% Per Year

•	If < 50% Of Grant Vested, Reset To 3 Year Vesting – 33.3% Per Year

Next Steps

•	There will be further training and information made available to you so you can evaluate this opportunity when the program launches.

•	If you have questions regarding the Option Exchange Program, you may contact optionexchange@ea.com.

Legal Notices

The Exchange Program has not yet commenced. Upon commencement of the Exchange Program, EA will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the Exchange Program. EA will also file these written materials with the SEC as part of a tender offer statement on Schedule TO. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. EA’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by EA with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, EA’s stockholders and option holders may obtain free copies of documents filed by EA with the SEC at http://investor.ea.com, or by directing a request to Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065, attention: Investor Relations, telephone: (650) 628-7352.